Exhibit 11.1

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Diluted
(Unaudited)

	12 Weeks Ended
thousands, except share and per share data	April 29, 2006	April 30, 2005

Diluted:
Net earnings (loss) applicable to common shares	$1,844	$(2,058)

Shares:
Weighted average number of common shares outstanding	16,981,047	18,449,151
Shares issuable under employee stock plans - weighted average	-	-	*
Dilutive effect of exercise of certain stock options	13,586	-	*
Less: Treasury stock - weighted average	(10,616,198)	(10,639,543)

Weighted average number of common and common equivalent shares outstanding	6,378,435	7,809,608

Net earnings (loss) per common and common equivalent shares	$0.29	$(0.26)

*	The effect of stock options in the amount of 9,178 shares and 17,003 shares issuable under employee stock plans were not considered as the effect is antidilutive.